                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D/A**


                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*
                              -----------
                       Golden State Vintners, Inc.
-------------------------------------------------------------------------
                             (Name of Issuer)

                  Class B Common Stock, $0.01 par value
-------------------------------------------------------------------------
                      (Title of Class of Securities)

                               38121K 20 8
              ---------------------------------------------
                             (CUSIP Number)


                           R. Michael Holloway
   201 Main Street, Suite 3300, Fort Worth, Texas 76102 (817) 390-8400
-------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)
                            December 7, 1999
              ---------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 426,900 shares, which constitutes approximately 8.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,155,733 shares outstanding.

                                   SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 38121K 20 8                                        PAGE 2 OF 10 PAGES
---------------------                                        ------------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  R. Michael Holloway Trustee for Benefit of Jason Michael Taylor under Trust Agreement dated 3-2-1970

-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) / /
                                                                       (b) /X/
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3 SEC USE ONLY

-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)
  00 - Trust Funds
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            / /
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Texas
-------------------------------------------------------------------------------
                     7 SOLE VOTING POWER
     NUMBER OF         213,450(1)
       SHARES       -----------------------------------------
   BENEFICIALLY      8 SHARED VOTING POWER
     OWNED BY          -0-
        EACH        -----------------------------------------
     REPORTING       9 SOLE DISPOSITIVE POWER
       PERSON          213,450(1)
        WITH        -----------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       -0-
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   213,450
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        / /
   (See Instructions)
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.1%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   00 - Trust
-------------------------------------------------------------------------------

(1) Power is exercised through the sole Trustee, R. Michael Holloway.

                                   SCHEDULE 13D
---------------------                                        ------------------
CUSIP NO. 38121K 20 8                                        PAGE 3 OF 10 PAGES
---------------------                                        ------------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  R. Michael Holloway Trustee for Benefit of Rhonda Leigh Taylor under Trust Agreement dated 3-14-1972
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)
  00 - Trust Funds
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            / /
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Texas
------------------------------------------------------------------------------
                     7 SOLE VOTING POWER
     NUMBER OF         213,450(1)
       SHARES       ----------------------------------------------
   BENEFICIALLY      8 SHARED VOTING POWER
     OWNED BY          -0-
        EACH        ----------------------------------------------
     REPORTING       9 SOLE DISPOSITIVE POWER
       PERSON          213,450(1)
        WITH        ----------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                       -0-
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   213,450
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        / /
   (See Instructions)
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   4.1%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   00 - Trust
-------------------------------------------------------------------------------

(1) Power is exercised through the sole Trustee, R. Michael Holloway.

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement, dated May 5, 1999, and their Amendment No. 1 to the Schedule 13D Statement, dated November 23, 1999 (collectively, the "Schedule 13D"), relating to the Class B Common Stock, par value $0.01 per share, of Golden State Vintners, Inc. The Schedule 13D is amended to reflect (i)an increase in the percentage of the class beneficially owned, and (ii)certain other matters. Except as stated herein, the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Item 1. SECURITY AND ISSUER.

        This statement relates to shares of Class B Common Stock, par value $0.01 per share (the "Stock"), of Golden State Vintners, Inc. (the "Issuer").
 The principal executive offices of the Issuer are located at 500 Drakes Landing Road, Greenbrae, California 94904.

Item 2. IDENTITY AND BACKGROUND.

        (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of
R. Michael Holloway Trustee for Benefit of Jason Michael Taylor under Trust Agreement dated 3-2-1970, a Texas irrevocable trust ("JMT"), and R. Michael Holloway Trustee for Benefit of Rhonda Leigh Taylor under Trust Agreement dated 3-14-1972, a Texas irrevocable trust ("RLT"). JMT and RLT are sometimes hereinafter referred to jointly as the "Reporting Persons." Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"): R. Michael Holloway ("RMH"). The Reporting Persons and the Controlling Person are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons or the Controlling Person that a group exists.

    (b)-(c)

        JMT

        JMT is a trust existing under the laws of the State of Texas with RMH as trustee. The address of JMT is 201 Main Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, RMH, is set forth below.

        RLT

        RLT is a trust existing under the laws of the State of Texas with RMH as trustee. The address of RLT is 201 Main Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, RMH, is set forth below.

        RMH

        RMH's business address is 201 Main Street, Suite 3300, Fort Worth, Texas 76102. RMH's principal occupation is business manager of Taylor Family Partners, L.P.

                              Page 4 of 10 pages

        Taylor Family Partners, L.P. is a Texas limited partnership consisting of Taylor family members, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

        (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

        REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS
        ----------------        ---------------        ---------------
              JMT               Trust Funds(1)          $1,293,872.37
              RLT               Trust Funds(1)          $1,293,872.37

__________________________

        (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4. PURPOSE OF TRANSACTION.

        The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of the Stock that they now own or hereafter may acquire on the open market or in private transactions.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

                              Page 5 of 10 pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)

        Reporting Persons

                JMT

                The aggregate number of shares of the Stock that JMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 213,450, which constitutes approximately 4.1% of the outstanding shares of the Stock.

                RLT

                The aggregate number of shares of the Stock that RLT owns beneficially, pursuant to Rule 13d-3 of the Act, is 213,450, which constitutes approximately 4.1% of the outstanding shares of the Stock.

        Controlling Person

                RMH

                Because of his position as the sole Trustee of JMT and of RLT, RMH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 426,900 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

                To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

        Reporting Persons

                JMT

                Acting through its Trustee, JMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,450 shares of the Stock.

                RLT

                Acting through its Trustee, RLT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,450 shares of the Stock.

        Controlling Person

                RMH

                As the sole Trustee of JMT and of RLT, RMH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 426,900 shares of the Stock.

                              Page 6 of 10 pages

        (c) Since the filing of Amendment No. 1 to the Schedule 13D Statement on November 23, 1999, the Reporting Persons have purchased shares of the Stock in open market transactions on the NASDAQ as follows:

    REPORTING PERSON     DATE     NO. OF SHARES PURCHASED     PRICE PER SHARE
    ----------------     ----     -----------------------     ---------------
         JMT           12/1/99            12,500                   $3.38
         RLT           12/1/99            12,500                   $3.38
         JMT           12/3/99             3,750                   $3.38
         RLT           12/3/99             3,750                   $3.38
         JMT           12/6/99             6,000                   $3.38
         RLT           12/6/99             6,000                   $3.38
         JMT           12/7/99             6,500                   $3.34
         RLT           12/7/99             6,500                   $3.34

        Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since November 23, 1999.

        (d) The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

        (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Person.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit  99.1  --  Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

                              Page 7 of 10 pages

                                  Signatures


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED: December 13, 1999


                                       R. MICHAEL HOLLOWAY TRUSTEE FOR BENEFIT
                                       OF JASON MICHAEL TAYLOR UNDER TRUST
                                       AGREEMENT DATED 3-2-1970


                                       By:  /s/ R. Michael Holloway
                                            -----------------------------------
                                            R. Michael Holloway, Trustee


                                       R. MICHAEL HOLLOWAY TRUSTEE FOR BENEFIT
                                       OF RHONDA LEIGH TAYLOR UNDER TRUST
                                       AGREEMENT DATED 3-14-1972


                                       By:  /s/ R. Michael Holloway
                                            -----------------------------------
                                            R. Michael Holloway, Trustee


                              Page 8 of 10 pages

                                 EXHIBIT INDEX

EXHIBIT  DESCRIPTION
 99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

                              Page 9 of 10 pages